AdeptPros, Inc.
14301 87th Street, Suite 110
Scottsdale, AZ 85260

March 20, 2015

<u>VIA EDGAR</u>
Matthew Crispino, Staff Attorney
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: AdeptPros Inc.
Registration Statement on Form S-1
File No. 333-195995
Filed May 15, 2014

Dear Mr. Crispino:

We are in receipt of your comment letter dated June 11, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company's responses:

   General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

    RESPONSE: We did not engage, and did not authorize anyone on our behalf to engage, in written communications, as defined in Rule 405 under the Securities Act. Also, we did not publish or distribute by any broker or dealer that is participating or will participate in our offering.

2. You and your subsidiary AdeptPros LLC acquired AdeptProsIT Solutions Pvt. Ltd. on May 9, 2014 for cash. Please revise in the appropriate places to clarify the role and relationship of your current management and principal shareholders with this entity prior to its acquisition. In addition to the shared use of the "AdeptPros" name, your financial statement footnotes on pages F-12 and F-13 discloses large amounts of intersegment revenues between your App Development segment and the newly acquired Training & Consulting business through AdeptProsIT Solutions Pvt. Ltd.

    RESPONSE: 1,000 shares of AdeptPros IT Solutions Pvt. Ltd. (India) were purchased from Gautam Mandewalker. 6,000 shares of AdeptPros IT Solutions Pvt. Ltd. (India) were purchased from Punniah Choudary Kalluri. Punniah Choudary Kalluri is the brother-in-law of Venkat Nallapti and brother of Padma Kalluri. 3,000 shares of AdeptPros IT Solutions Pvt. Ltd. (India) were purchased from Rajendra Prasad Kode. Rajendra Prasad Kode is the father of Jayaram Kode.

We have indicated in the appropriate places these relationships and that Mr. Nallapati had influence over the management of Adeptpros IT Solutions Pvt. Ltd.

3. We note your interim financial statements do not contain page numbers. Please ensure financial statements in future amendments contain page numbers.

    RESPONSE: We have revised our financial statements to include page numbers.

Summary Information, page 3

4. In your overview sections on pages 3-4 and 19-21, please revise to describe the operations of each subsidiary. For example, it is unclear whether your Training & Consulting unit, called Genius Port, is operated through GeniusPort, Inc. or Adept IT Solutions Pvt. Ltd. Similarly, it is unclear whether your App Development unit is primarily operated in India or the United States, or through AdeptPros LLC or AdeptPros IT Solutions Pvt. Ltd.

    RESPONSE: We have clarified the applicable sections.

5. Please revise to clarify whether you generate any material amounts of revenue from your company owned mobile applications.

    RESPONSE: We have revised our summary to disclose that we do not generate any material amounts of revenue from our company-owned mobile applications.

6. On pages 4, 21, 23, 24 and 27, you disclose that your "largest customers" include Honeywell, Intel, SAP, IBM, Fidelity and others. Please revise to clarify whether you generate any material amounts of revenue from these customers.

    RESPONSE: We have revised this disclosure to highlight some of our largest customers and include the amount of revenue generated from these customers.

Risk Factors

General

7. Please clarify whether you have a substantial amount of assets located in India and whether there is a risk that U.S. persons or investors may have difficulty recovering such assets in a dispute.

    RESPONSE: We have added a risk factor that discloses that our CEO and most of our fixed assets are located in India.

We Rely Upon Several Major Customers…, page 7

8. You disclose in this risk factor that for the fiscal year ended March 31, 2013, your largest customer accounted for approximately 26% of your sales. Please file your contracts with this customer as exhibits or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K. Also, include in your business disclosure a discussion of your dependence on your major customers. Refer to Item 101(h)(4)(vi) of Regulation S-K.

    RESPONSE: We have added our contract with Sutoer Solutions under Exhibit 10.1. We have also disclosed the amount of revenue generated from Sutoer Solutions in both 2013 and 2014.

We May Be Exempt From the Reporting Obligations Pursuant to Section 15(d) …, page 12

9. Please clarify in this risk factor, and elsewhere in your prospectus as appropriate, the effect that a suspension in your periodic reporting obligations under Section 15(d) of the Exchange Act would have on your ability to be quoted on the Over-the-Counter Bulletin Board.

RESPONSE: **We have revised this risk factor to include a discussion about what the effect of a suspension in our periodic reporting obligations under Section 15(d) of the Exchange Act would have on our ability to be quoted on the OTCBB.**

Selling Security Holders, page 14

10. With respect to the shares to be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers over such shares. See Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

RESPONSE: We have added to the selling shareholder table the names of the persons who hold voting and dispositive powers over the legal entities identified. We have also disclosed the relationships among the various selling shareholders.

Description of Business

Stock Purchase Agreement, page 20

11. Please revise to disclose the consideration paid by you and your subsidiary to acquire AdeptPros IT Solutions Pvt. Ltd.

RESPONSE: We have revised this section to disclose that together, AdeptPros, Inc. and AdeptPros LLC purchased all of the shares of AdeptPros IT Solutions Pvt. Ltd. (India) for 10,000,000 rupees. This was the equivalent of $167,304.

The Industry, page 21

12. Please supplementally provide us with the copies of the reports or other source documentation for the industry statistics cited in this section. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Further, please clarify whether any of these sources were commissioned or created on your behalf.

RESPONSE: We have included citations for all of the statements made in this section. We have also included copies of the source documentation for the statistics attached here. None of these sources were commissioned or created on our behalf.

Services: App Development unit includes the following services: page 22

13. Please revise to provide a more detailed description of the client base for your App Development unit. It is unclear whether this unit focuses on high-volume, smaller projects for small clients, or whether you are engaged in larger, high dollar volume projects. Your description should provide a separate discussion for both your Indian and U.S. customers.

RESPONSE: Our App Development unit focuses on acquiring multi-million dollar and multi-year projects from large Fortune 1000 companies. This is true for both of our Indian and U.S. Customers. Our customers include Google, Honeywell, Houghton Mifflin Harcourt, Philips, SAP, Deloitte, Samsung, IBM, Verisign, Intel, Cisco and Target.

<u>Our Work, page 23</u>

14. Please revise the description of the applications that you have developed by clarifying whether you own each application, the date you delivered the application or when it was introduced to the public, whether each application is still operational or available to the public, and whether you still provide support or updates for these applications.

    RESPONSE: We have revised this section to include all of the information requested.

<u>Description of Property, page 25</u>

15. Please disclose whether you own or lease the properties disclosed in this section. If you lease the properties, please disclose the material terms of the leases and tell us what consideration you gave to filing the lease agreements as exhibits to the registration statement. Refer to Item 102 of Regulation S-K.

    RESPONSE: We have revised this section to disclose that we rent the property in Scottsdale, Arizona for $2,213 per month. We also rent our space in Bangalore, India for $18,718 per month.

<u>Notes to Condensed Consolidated Financial Statements</u>

<u>Note 7 – Subsequent Events</u>

16. Please disclose the date through which subsequent events have been evaluated and the nature of this date. Refer to FASB ASC 855-10-50-1.

    RESPONSE: We have noted that subsequent events have been evaluated through the date of the auditor's report and referred to ASC 855-10-50-1.

<u>Consolidated Statements of Operations, page F-4</u>

17. Please tell us why you present salaries and wages on a separate line rather than allocating this expense by function.

    RESPONSE: For the presentation of our 2014-2013 audited financial statements we have allocated the salaries and wages expense by function and not reported it as a separate line item.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 1 – Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page F-9</u>

18. We note your disclosure on page 4 that your business includes App Development and Training and Consulting. Please expand your revenue recognition policy to discuss specifically how you recognize revenue under each of these two business units. Clearly identify the type of arrangements and the billing terms with your customers (e.g., time and material, fixed price contracts or variable pricing). Further, identify the deliverable in each type of arrangements and disclose how the arrangement fee is allocated to each deliverable if your arrangements consist of multiple deliverables.

RESPONSE: We have expanded the revenue recognition footnote to identify each type of arrangement under both App Development and Training and Consulting. Additionally, we explained each deliverable, the billing terms and how the arrangement fee is allocated to each deliverable.

Note 4 – Segment Reporting, page F-12

19. Disclose the basis for attributing revenues from external customers to individual countries. Refer to FASB ASC 280-10-50-41.a.

    RESPONSE: We have updated Note 4- Segment Reporting to disclose the basis for attributing revenues from external customers to individual countries and referenced ASC 280-10-50-41.a.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 27

General

20. You describe yourself as an "industry leader in enterprise mobility" on page 27. Please revise to clarify the basis for this statement, such as market share information and third party support. Otherwise, please delete this sentence.

    RESPONSE: We have deleted this sentence.

Results of Operations, page 27

21. Provide disclosure for your interim period discussion of results of operations by segment similar to your year over year discussion beginning on page 28.

    RESPONSE: We have updated the Results of Operations section to include results by segment for the interim period.

22. Revise to disclose the underlying drivers of your revenue growth. Consider disclosing metrics that would better explain this growth and illustrate underlying trends (e.g., number of customers). Further, please provide a more detailed description of why your revenues increased significantly in the three months and nine months ended December 31, 2013 over December 31, 2012.

    RESPONSE: We have updated the Results of Operation section to disclose the underlying drivers of revenue growth and included some metrics such as headcount and numbers of clients that further explain these drivers.

23. Please address the following items in your results of operations:

    - Provide disclosure to explain the changes in operating expenses. This discussion should explain each line item.

        RESPONSE: We explained the change in operating expenses including the composition of the change for each line item (general and administrative, depreciation and sales and marketing) and further delineated the reasons for the changes in these items.

    - Include a discussion of provision for income taxes that explains why the Company recognizes a tax benefit in each period presented although you have generated income before income taxes.

RESPONSE: We do not recognize a tax benefit as there is a provision for income tax in both 2014 and 2013. We feel that the tax provision is adequately explained and addressed in the tax footnote.

Liquidity and Capital Resources, page 29

24. Provide a more detailed discussion and analysis of operating cash flows for the year ended March 31, 2013. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to the guidance in Section IV.B.1 of SEC Release 33-8350. In addition, a discussion and analysis of operating cash flows as well as for investing and financing activities for the period ended December 31, 2013 should be provided.

RESPONSE: We have updated the liquidity and capital resources section to include a more detailed discussion and analysis of operating cash flows.

Recent Accounting Pronouncements, page 30

25. Please ensure that the listing of pronouncements to be adopted is accurate and up to date. We refer you to Question 33 of the Jumpstart Our Business Startups Act Frequently Asked Questions. The phrase "new or revised financial accounting standard" is intended to mean any update to the Financial Accounting Standards Board Accounting Standards Codification (the FASB ASC) made after April 5, 2012. The transition accommodation provided to EGCs does not apply to any updates to the FASB ASC made on or before to April 5, 2012. FASB ASC updates made on or before April 5, 2012 must be adopted according to the requirements for public companies. For example, the FASB's revisions to its comprehensive income presentation requirements contained in ASUs 2011-05 and 2011-12 were issued prior to April 5, 2012.

RESPONSE: We have confirmed that our Recent Accounting Pronouncements are up to date.

Directors, Executive Officers, Promoters, and Control Persons, page 33

26. Please revise Mr. Nallapati's management biography to provide specific dates of service for both present and past occupations held during the past five years. Refer to Item 401(e) of Regulation S-K.

RESPONSE: We have revised Mr. Nallapati's management biography to provide specific dates of service for both past and present occupations held over the past 5 years.

27. Please revise to clarify whether Messrs. Nallapati and Chichester are full-time employees and, if not, please revise to disclose the percentage of their time they devote to you. Please advise us whether a risk factor is necessary to discuss any conflicts of interest for any outside interests of your management.

RESPONSE: Mr. Nallapati will work for the Company full time. Mr. Chichester will devote 10 hours a week to the Company on average.

Executive Compensation, page 36

28. Please revise to provide a description of the "All Other Compensation" earned by your named executive officers. Also, clarify whether any fees were paid to Mr. Chichester's advisory services firm, Madison Park Advisors.

RESPONSE: Mr. Nallapati received dividends prior to the Company filing its S-1. Mr. Chichester received fees through Madison Park Advisors in exchange for taking the company public.

29. Please revise to describe any plans or intentions regarding executive compensation after your initial public offering.

   RESPONSE: It is the intention of the Company to pay Mr. Nallapati an annual salary of $120,000 and $50,000 to Mr. Chichester when the Company goes public.

Security Ownership of Certain Beneficial Owners and Management, page 37

30. In appropriate places in the registration statement, please revise to describe the role of Jayaram Kode and Sekhar Kolla with you and your predecessors. For example, you list their addresses on page 37 as the same as your principal executive offices, but you do not describe them as officers, directors, or employees. Further, you do not provide any disclosure in the selling security holders table on page 15 as to whether these individuals have any material relationship with you or your predecessors. Refer to Item 507 of Regulation S-K.

   RESPONSE: They have no role currently with the Company. They were co-founding members of AdeptPros LLC.

Transactions with Related Persons, Promotes and Certain Control Persons, page 37

31. Please revise to provide the disclosures required by Item 404 of Regulation S-K for the three fiscal years prior to the filing of your registration statement. See Instruction 1 to Item 404 for further guidance. Please include transactions that occurred in any predecessor entity prior to the April 15, 2014 share exchange agreement. We note that your financial statements describe a number of related party transactions, such as related party notes and advances, which are not disclosed in this section.

   RESPONSE: We have disclosed in tabular form the details regarding the last three years' of related party notes. There are no advances on the 2014/2013 financial statements as these were actually trade note receivables. The footnote has been adjusted accordingly.

.

32. Please advise us whether the sellers of AdeptPros IT Solutions Private Limited, Rajendra Rasad Kode, Gautam Mandewalker, and Punnaiah Choudary Kalluri, are related to your officers, directors or principal shareholders. If yes, please clarify if the acquisition of AdeptPros IT Solutions Private Limited is a related party transaction under Item 404(a) of Regulation S-K.

   RESPONSE: We have revised the transactions with related persons discussion to disclose the relationship of the three former shareholders of AdeptPros IT Solutions Private Limited with other parties related to the Company.

33. Please revise to clarify Mr. Chichester's involvement with Madison Park Acquisition Corp. prior to his appointment as your officer and describe any arrangements you have with Madison Park Advisors.

   RESPONSE: We have revised to disclose that Mr. Chichester is the founder of Madison Park Acquisition Corp. The Company agreed to hire Madison Park Advisors for advisory services related to taking the Company public.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date.

Sincerely,

AdeptPros, Inc.

By: */s/ Venkat Nallapati*
Name: Venkat Nallapati
Title: Chief Executive Officer